United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 5830, Milwaukee, WI 53205-0830

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Memo in Support of Resolution Concerning Drug Pricing at Merck & Co., Inc. (Item #7)

At the upcoming Merck and Co., Inc. (“Merck” or the “Company”) annual shareholders’ meeting on May 28, 2019, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 asking Merck to disclose how it incorporates risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #7 as described below.

RESOLVED, that shareholders of Merck & Co., Inc. (“Merck”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Merck’s incentive compensation policies, plans and programs (“arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding prescription drug prices; and (ii) such concern is considered when setting financial targets for incentive compensation arrangements.

The Proponents submitted the Proposal to Merck because we believe shareholders would benefit from a fuller understanding of whether senior executive incentive compensation arrangements reward price increases, or discourage policies of price restraint, both of which can boost short-term performance, even though long-term success could depend on pricing moderation. In our view, repeated price increases are likely to lead to backlash from payers, policy makers and the public.

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1 Adrian Dominican Sisters Portfolio Advisory Board; Benedictine Sisters of Virginia; Benedictine Sisters of Mount St. Scholastica; Boston Common Asset Management; Clean Yield Group, Dominican Sisters of Springfield Illinois; Friends Fiduciary Corporation; Mercy Investment Services, Inc.; Province of St. Joseph of the Capuchin Order (Midwest Capuchins); UAW Retiree Medical Benefits Trust; Sisters of St. Francis Charitable Trust

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. Reactions from the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪	According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[2] Poor reputation can make it more difficult to recruit and retain talented employees.[3]

▪	Legislative and regulatory risk is apparent not only in the President’s blueprint. At least 30 pieces of legislation addressing prescription drug prices have been introduced in the 116th Congress and various Congressional committees have held high-profile hearings.[45] In 2018, at least 24 states passed legislation to curb rising drug costs.[6]

Although Merck in its 2019 proxy statement states that its executive compensation and governance programs are designed to closely link pay with operational performance and increases in long-term shareholder value while minimizing excessive risk taking, it is not clear whether “excessive risk taking” includes risks related to high drug prices. Merck uses revenue, pre-tax income and pipeline achievements to determine the payout for the annual incentive, and three-year operating cash flow and relative TSR as metrics for performance share awards (PSAs).

Some companies have responded to public concerns about prices by committing not to raise prices by more than a certain amount per year. Merck has committed to limit average price increases of its drugs to no more than the rate of inflation7, but incentive compensation arrangements may be inconsistent with that commitment. Specifically, Merck’s incentive pay arrangements, which take into account revenue and pre-tax income to determine payouts, may disregard pricing pressure risks.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,8 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.9

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2 news.gallup.com/poll/12748/business-industry-sector-ratings.aspx

3 http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

4 https://www.govtrack.us/congress/bills/subjects/prescription_drugs/6184?congress=99#congress=116&text=prescription&terms2=__ALL__

5 https://www.nytimes.com/2019/02/26/us/politics/prescription-drug-prices.html?module=inline

6 https://www.nytimes.com/2018/08/18/us/politics/states-drug-costs.html

7 https://www.marketwatch.com/story/merck-to-lower-price-of-hep-c-treatment-zepatier-by-60-commits-to-responsible-pricing-2018-07-19

8 www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm

9 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm

We believe that the information sought by the Proposal would give shareholders valuable insight about how Merck’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #7.